Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Secures Initial Design Win From
SW-Defined Storage Leader for
OCP & Conventional NICs

- Current Design Win Expected to Ramp Up to ~$1M/Yr;
 Other Cards Under Evaluation Could Raise Potential to ~$4M/Yr -

KFAR SAVA, Israel — May 14, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that a world-leading provider of hyper-converged software-designed storage systems will be using Silicom’s next-generation connectivity solutions to enhance the performance of its newest product lines.

To date, the customer has awarded Silicom a Design Win for two of its advanced networking cards, one of which features an OCP (Open Compute Project) form factor. According to the customer’s projections, its orders for these cards will ramp gradually to a level of approximately $1 million per year.

In parallel, the client continues to consider and evaluate additional Silicom cards in a variety of connectivity speeds and form factors for potential future Design Wins. Based on the customer’s guidance, its total need for Silicom NICs could rise to approximately $4 million per year.

“The fact that this storage solution innovator has turned to Silicom for performance-boosting connectivity components demonstrates the superiority of our technology and our ‘full-package’ support capabilities,” commented Shaike Orbach, Silicom’s President & CEO. “With Data Center workloads growing to unimaginable levels, clients recognize the need for the flexibility and dependability of our workhorse connectivity solutions – now more than ever.

“This win also demonstrates the importance of our investment in OCP-compliant products. As a standard that has already gained traction in high-density, connectivity-rich Cloud infrastructures, we are seeing increased interest in our OCP offerings from a broad variety of players. We expect the interest to translate into additional Design Wins.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com